SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2016

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓                    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                          No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

The first quarterly report for 2016 of China Petroleum & Chemical Corporation (the “Registrant”) and the appendix attached thereto, made by the Registrant on April 28, 2016.

The First Quarterly Report for 2016

China Petroleum & Chemical Corporation
The First Quarterly Report for 2016

28 April 2016
Beijing, China

The First Quarterly Report for 2016

1	Important notice

1.1
The Board of Directors, the Supervisory Board of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the "Company") and its directors, supervisors and senior management warrant that there are no material omissions, misrepresentations or misleading statements contained in this report and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	The first quarterly report for 2016 was approved at the 6th meeting of the Sixth Session of the Board of Directors of Sinopec Corp. All the directors attended this meeting.

1.3
Mr. Wang Yupu, Chairman of the Board of Directors, Mr. Li Chunguang, Director and President, Ms. Wen Dongfen, Chief Financial Officer and Head of the Corporate Finance Department of Sinopec Corp. warrant the authenticity, accuracy and completeness of the financial statements contained in this quarterly report.

1.4	The financial statements in this quarterly report were not audited.

The First Quarterly Report for 2016

2	Basic information of Sinopec Corp.

2.1	Principal financial data and indicators

2.1.1	Principal financial data and indicators prepared in accordance with China Accounting Standards for Business Enterprises (ASBE)
Units: RMB million
	As of 31 March 2016	As of 31 December 2015	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,397,688	1,443,129	(3.1)
Total equity attributable to equity shareholders of the Company	686,286	675,370	1.6

	Three months		Changes over the same period of the preceding year (%)
	2016	2015
Net cash flow from operating activities	34,348	6,682	414.0

Operating income	413,790	478,241	(13.5)
Net profit attributable to equity shareholders of the Company	6,185	1,685	267.1
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	6,404	1,336	379.3
Weighted average return on net assets (%)	0.91	0.27	0.64 percentage points
Basic earnings per share (RMB)	0.051	0.014	264.3
Diluted earnings per share (RMB)	0.051	0.014	264.3

The First Quarterly Report for 2016

Extraordinary gain/loss items	During the reporting period
(gains)/losses（RMB million）
Net loss on disposal of non-current assets	5
Donations	6
Government grants	(229)
Loss on holding and disposal of various investments	155
Other extraordinary income and expenses, net	327
Subtotal	264
Tax effect	(31)
Total	233
Equity shareholders of the Company	219
Minority interests	14

2.1.2	Principal financial data and indicators prepared in accordance with International Financial Reporting standards (IFRS)
Units: RMB million
	As of 31 March 2016	As of 31 December 2015	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,397,688	1,443,129	(3.1)
Total equity attributable to owners of the Company	684,972	674,029	1.6

	Three months		Changes over the same period of the preceding year (%)
	2016	2015
Net cash generated from operating activities	34,348	6,682	414.0

Operating profit	13,057	5,153	153.4
Net profit attributable to owners of the Company	6,663	2,172	206.8
Basic earnings per share (RMB)	0.055	0.018	205.6
Diluted earnings per share (RMB)	0.055	0.018	205.6
Return on net assets (%)	0.97	0.32	0.65 percentage points

The First Quarterly Report for 2016

2.2	Total number of shareholders and top ten shareholders at the end of the reporting period

Total number of shareholders at the end of the reporting period	Total number of shareholders was 721,830, including 715,543 holders of domestic A shares and 6,287 holders of overseas H shares.
Top ten shareholders
Name of shareholders	Total number of shares held	Percentage (%)	Number of shares subject to pledge or lock-ups	Nature of shareholder
China Petrochemical Corporation	85,792,671,101	70.86	0	State-owned share
HKSCC (Nominees) Limited 1	25,373,883,969	20.96	Unknown	H share
中国证券金融股份有限公司	1,895,769,371	1.57	0	A share
中央汇金资产管理有限责任公司	322,037,900	0.27	0	A share
国泰君安证券股份有限公司	134,485,406	0.11	0	A share
工银瑞信基金－工商银行－特定客户资产管理	115,357,299	0.10	0	A share
香港中央结算有限公司	100,393,717	0.08	0	A share
中国工商银行－上证50交易型开放式指数证券投资基金	79,473,080	0.07	0	A share
长江证券股份有限公司	64,288,824	0.05	0	A share
中国工商银行股份有限公司企业年金计划－中国建设银行股份有限公司	45,743,695	0.04	0	A share
Note 1
Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, which is included in the total number of the shares held by HKSCC (Nominees) Limited.

The First Quarterly Report for 2016

2.3	Review of operating results

In the first quarter of 2016, the global economic recovery remained weak, and Chinese economy maintained steady growth with GDP up by 6.7%. International oil prices bottomed in January but remained at low level. Domestic apparent consumption of refined oil products grew by 4.0% over the same period last year, driven by the increase of gasoline and kerosene consumption partly offset by a decline in diesel consumption. Domestic ethylene equivalent consumption was flat compared with a year ago.

Focusing on growth quality and profitability, the Company intensified its evaluation of the macro-economy and market trends and actively responded to these changes. The Company emphasised on reform and innovation, stringent management and tight coordination of all aspects of work. In accordance with the ASBE and IFRS, net profit attributable to equity shareholders of the Company was RMB 6.19 billion and RMB 6.66 billion respectively in the first quarter.

Exploration and Production: Through projects optimization and implementation of a flexible investment decision-making mechanism in respond to oil price fluctuations, we reduced our high-cost oil production. In exploration, we actively carried forward high-efficiency exploration activities, making a number of discoveries in Sichuan Basin, Ordos Basin, and Central Tahe Basin. In development, we achieved steady progress in development of Fuling shale gas field (phase II), optimised development programs in mature oilfields and increased development in frontier acreages. In the first quarter, the oil and gas production of the Company was 114.7 million barrels of oil equivalent, declined by 2.7%, out of which crude oil output down by 9.3% while natural gas up by 16.7%, compared with the same period last year. Impacted by the sustained low crude oil prices, Exploration and Production Segment had an operating loss of RMB 12.53 billion.

Refining: the Company adjusted the product mix in response to market demand by increasing production of gasoline and kerosene, maintained safe and stable refinery operations and upgraded refined oil products quality as scheduled. We optimised resource allocation, controlled costs and took advantage of our strong economies of scale. By tapping our well-established advantages in specialisation, we improved our profit margins in LPG, etc. In the first quarter, refinery throughput decreased by 2.4% and refined oil products production dropped by 1.4%, among which gasoline up by 4.7%, jet fuel up by 4.5% and diesel down by 8.0% over the same period last year. Benefited by product mix optimisation and the refined oil product pricing mechanism improvement, Refining Segment had an operating profit of RMB 13.44 billion, a reversal from the loss-making situation in the same period last year.

Marketing and Distribution: in response to the changes in supply and demand of refined oil products, we optimised resource allocation and adjusted our marketing strategies and promoted the sales of high-octane gasoline and high-value-added products. In the transformation from a fuel supplier to a comprehensive service provider, we optimised marketing network and reinforced mutual promotion between fuel and non-fuel businesses. As a result, total retail volume and throughput per station sustained growth despite of intense market competition. In the first quarter, total sales volume of refined oil products was 47.21 million tonnes, up by 1.6% over the same period last year. Total domestic sales volume of refined oil products was 43.29 million tonnes, up by 3.0%, of which retail volume reached 29.66 million tonnes, up by 2.6% over the same period

The First Quarterly Report for 2016

last year. Transaction of non-fuel business reached RMB 8.91 billion, up by 41.4% compared with the same period last year. The operating profit of Marketing and Distribution Segment was RMB 7.69 billion, up by 45.6% compared with the same period last year.

Chemicals: the Company fine-tuned its feedstock mix to lower costs and enhanced the operations of our production facilities by adjusting utilisation rates based on marginal profitability, while keeping sustained safe and stable operations. We strengthened the links among research and development, production, marketing and sales of new products, and increased production of high-value-added products tailored to market demands. In the first quarter, ethylene production reached 2.823 million tonnes, up by 2.0% and chemical sales volume was 15.621 million tonnes, up by 6.7% over the same period last year. Benefited from feedstock mix and product slate adjustment, decreased feedstock costs and upgraded competitiveness of naphtha-based chemicals, the operating profit of Chemicals Segment was RMB 4.58 billion, up by 49.3% compared with the same period last year.

Summary of Principal Operating Results for the First Quarter

Operating data	Unit	For three-month period ended 31 March		Changes (%)
		2016	2015
Exploration and production
Oil and gas production1	million boe	114.68	117.82	(2.67)
Crude oil production	million barrels	79.42	87.55	(9.29)
China	million barrels	66.35	74.01	(10.35)
Overseas	million barrels	13.07	13.54	(3.47)
Natural gas production	billion cubic feet	211.36	181.06	16.73
Realized crude oil price	USD/barrel	27.06	46.22	(41.45)
Realized natural gas price	USD/thousand cubic feet	5.47	7.94	(31.11)
Refining2
Refinery throughput	million tonnes	57.18	58.58	(2.39)
Gasoline, diesel and kerosene production	million tonnes	36.33	36.85	(1.41)
Gasoline	million tonnes	13.92	13.29	4.74
Diesel	million tonnes	16.32	17.74	(8.00)
Kerosene incl. jet fuel	million tonnes	6.08	5.82	4.47
Light chemical feedstock	million tonnes	9.74	9.43	3.29
Light product yield	%	77.05	76.68	0.37 percentage points
Refining yield	%	94.93	94.69	0.24 percentage points
Marketing and Distribution
Total sales of refined oil products	million tonnes	47.21	46.49	1.55
Total domestic sales of refined oil products	million tonnes	43.29	42.05	2.95
Retail	million tonnes	29.66	28.90	2.63

The First Quarterly Report for 2016

Operating data	Unit	For three-month period ended 31 March		Changes (%)
		2016	2015
Exploration and production
Direct sales & Distribution	million tonnes	13.63	13.15	3.65
Total number of Sinopec-branded service stations3	stations	30,636	30,560	0.25
Company-operated	stations	30,623	30,547	0.25
Throughput per station4	tonnes	3,879	3,786	2.46
Chemicals2
Ethylene	thousand tonnes	2,823	2,768	1.99
Synthetic resin	thousand tonnes	3,840	3,786	1.43
Synthetic rubber	thousand tonnes	205	213	(3.76)
Monomers and polymers for synthetic fiber	thousand tonnes	2,328	2,128	9.40
Synthetic fiber	thousand tonnes	311	311	0
Note:
1.	Conversion: for domestic production of crude oil, 1 tonne = 7.1 barrels; for overseas production of crude oil, 1 tonne=7.21 barrels; for production of natural gas, 1 cubic meter = 35.31 cubic feet.
2.	Including 100% production of joint ventures.
3.	The number of service stations in 2015 was the number as of 31 December 2015.
4.	Throughput per station was annualized.

Capital expenditure: The Company’s capital expenditures were RMB 5.526 billion in the first quarter. Capital expenditures for exploration and production segment were RMB 1.339 billion, mainly for development in Fuling shale gas field, construction of LNG terminals in Guangxi and Tianjin, and construction of long-distance gas pipelines such as the Jinan-Qingdao gas pipeline (phase II), as well as development in overseas projects. Capital expenditures for refining segment were RMB 1.397 billion, mainly for gasoline and diesel quality upgrading projects and refinery revamping. Capital expenditures for marketing and distribution segment were RMB 1.225 billion, mainly for revamping service stations and building refined oil product pipelines, oil depots and storage facilities, as well as for hazard rectification. Capital expenditures for chemicals segment were RMB 1.533 billion, mainly for coal chemical projects, comprehensive utilisation of resources project and auxiliary facilities construction project.

The First Quarterly Report for 2016

3	Significant events

3.1	Significant changes in major items contained in the consolidated financial statements prepared in accordance with ASBE and the reasons for such changes.

Items of Consolidated Balance Sheet	As of 31 March 2016	As of 31 December 2015	Increase/(decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Prepayments	3,880	2,919	961	32.9	Mainly due to the increase of prepayments on raw materials
Specific reserve	1,063	612	451	73.7	Mainly due to the provision of safety production fund

Items of consolidated income statement	For three-month period ended 31 March		Increase/(decrease)		Main reasons for changes
	2016	2015	Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Loss from changes in fair value	(2)	(259)	257	(99.2)	Mainly due to fair value changes of derivatives embedded in A share convertible bonds of Sinopec Corp. in the same period last year, which has no impact in the current reporting period
Profit before taxation	12,206	2,930	9,276	316.6	Mainly due to the profit decrease from the up-stream segment offset by profit increase from mid- and down-stream segments
Income tax expense	3,181	950	2,231	234.8	Mainly due to the increase of the Company’s profit

Items of consolidated cash flow statement	For three-month period ended 31 March		Increase/(decrease)		Main reasons for changes
	2016	2015	Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Net cash flow from operating activities	34,348	6,682	27,666	414.0	Mainly as a result of the profit increase as well as the Company’s control on net occupation of working capital
Cash received from returns on investments	3,120	388	2,732	704.1	Due to the recovery of entrusted loans within one year during the reporting period
Net cash received from the disposal of subsidiaries and other business entities	2,027	0	2,027	-	Mainly due to the cash received from disposal of Jingtian Co.
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(18,961)	(33,417)	14,456	(43.3)	Due to the strict control of investments and the decrease in payments on prior year’s investments
Cash paid for acquisition of investments	(11,934)	(2,822)	(9,112)	322.9	Due to the increase of financial assets measured at fair value

The First Quarterly Report for 2016

Items of consolidated cash flow statement	For three-month period ended 31 March		Increase/(decrease)		Main reasons for changes
	2016	2015	Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Cash received from capital contributions	72	105,089	(105,017)	(99.9)	Mainly due to the capital injection of RMB 105 billion to Sinopec Marketing Co. last year
Cash paid for dividends, profits distribution or interest	(3,379)	(1,144)	(2,235)	195.4	Mainly due to the paid dividends to minority shareholders of Sinopec Marketing Co.

3.2	Status of fulfilment of commitments undertaken by Sinopec Corp., shareholder and actual controller.

Background	Type of Undertaking	Party	Contents		Term for performance	Whether bears deadline or not	Whether strictly performed or not
Undertakings related to Initial Public Offerings (IPOs)	Initial Public Offering (IPO)	China Petrochemical Corporation	1	Compliance with the connected transaction agreements;	From 22 June 2001	No	Yes
			2	Solving the issues regarding the legality of land-use rights certificates and property ownership rights certificates within a specified period of time;
			3	Implementation of the Reorganization Agreement (please refer to the definition of “Reorganization Agreement” in the H share prospectus of Sinopec Corp.);
			4	Granting licenses for intellectual property rights;
			5	Avoiding competition within the same industry; and
			6	Abandonment of business competition and conflicts of interest with Sinopec Corp.
Other undertakings	Other	China Petrochemical Corporation	China Petrochemical Corporation would dispose of its minor remaining chemicals business within five years in order to avoid competition with Sinopec Corp. in the chemicals business.		Within five years, commencing 15 March 2012	Yes	Yes
Other undertakings	Other	China Petrochemical Corporation
Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, China Petrochemical Corporation hereby grants a 10-year option to Sinopec Corp. with the following provisions: (i) after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell its overseas oil and gas assets owned as of the date of the undertaking and still in its possession upon Sinopec Corp.’s exercise of the option to Sinopec Corp.; (ii) in relation to the overseas oil and gas assets acquired by China Petrochemical Corporation after the issuance of the undertaking, within 10 years of the
					10 years after 29 April 2014 or the date when Sinopec Group acquires the assets	Yes	Yes

The First Quarterly Report for 2016

Background	Type of Undertaking	Party	Contents	Term for performance	Whether bears deadline or not	Whether strictly performed or not

completion of such acquisition, after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell these assets to Sinopec Corp.. China Petrochemical Corporation undertakes to transfer the assets as required by Sinopec Corp. under aforesaid items (i) and (ii) to Sinopec Corp., provided that the exercise of such option complies with applicable laws and regulations, contractual obligations and other procedural requirements.

As of the end of the reporting period, Sinopec Corp. had no undertakings in respect of profits, asset injections or asset restructuring that had not been fulfilled, nor did Sinopec Corp. make any profit forecast in relation to any asset or project.

3.3
On 13 January 2016, the National Development and Reform Commission announced the Notice on Further Improving the Pricing Mechanism of Refined Oil Products, stating that when benchmark international crude oil price for domestic refined oil product price is lower than USD 40 per barrel, the domestic refined oil product price will not be adjusted downward further. The unadjusted amount will be put into a risk reserve fund. The fund will mainly be used for energy conservation, emission reduction, oil product quality upgrading and oil supply security upon approval by the government. As of the date of this quarterly report, the specific management measures have not been announced yet, and the Company has not withdrawn any risk reserve.

3.4	This quarterly results announcement is published in both Chinese and English languages. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board

Chairman

Wang Yupu

28 April 2016

The First Quarterly Report for 2016

4.	Appendix

4.1	Quarterly financial statements prepared under China Accounting Standards for Business Enterprises (ASBE)

Consolidated Balance Sheet
as at 31 March 2016
Prepared by: China Petroleum & Chemical Corporation
Units: million    Currency: RMB    Type: unaudited
Items	At 31 March 2016	At 31 December 2015
Current assets:
Cash at bank and on hand	63,889	68,557
Bills receivable	12,085	10,949
Accounts receivable	39,959	56,126
Prepayments	3,880	2,919
Other receivables	16,899	21,452
Inventories	138,540	145,498
Other current assets	32,297	26,904
Total current assets	307,549	332,405
Non-current assets:
Available-for-sale financial assets	10,281	10,326
Long-term equity investments	85,256	82,970
Fixed assets	717,052	732,577
Construction in progress	145,745	152,276
Intangible assets	81,151	81,081
Goodwill	6,300	6,271
Long-term deferred expenses	13,321	13,919
Deferred tax assets	7,687	7,469
Other non-current assets	23,346	23,835
Total non-current assets	1,090,139	1,110,724
Total assets	1,397,688	1,443,129
Current liabilities:
Short-term loans	65,404	74,729
Bills payable	4,570	3,566
Accounts payable	117,975	130,446
Advances from customers	88,080	92,649
Employee benefits payable	2,736	1,185
Taxes payable	26,632	32,473
Other payables	60,901	86,317

The First Quarterly Report for 2016

Short-term debentures payable	30,000	30,000
Non-current liabilities due within one year	12,344	11,277
Total current liabilities	408,642	462,642
Non-current liabilities:
Long-term loans	54,499	56,493
Debentures payable	83,169	83,253
Provisions	33,646	33,186
Deferred tax liabilities	7,962	8,259
Other non-current liabilities	13,265	13,673
Total non-current liabilities	192,541	194,864
Total liabilities	601,183	657,506
Shareholders’ equity:
Share capital	121,071	121,071
Capital reserve	119,410	119,408
Other comprehensive income	(3,706)	(7,984)
Specific reserve	1,063	612
Surplus reserves	196,640	196,640
Retained earnings	251,808	245,623
Total equity attributable to shareholders of the Company	686,286	675,370
Minority interests	110,219	110,253
Total shareholders’ equity	796,505	785,623
Total liabilities and shareholders’ equity	1,397,688	1,443,129

Wang Yupu	Li Chunguang	Wen Dongfen
Chairman (Legal representative)	President	Chief Financial Officer

The First Quarterly Report for 2016

Balance Sheet
as at 31 March 2016
Prepared by: China Petroleum & Chemical Corporation
Units: million     Currency: RMB     Type: unaudited
Items	At 31 March 2016	At 31 December 2015
Current assets:
Cash at bank and on hand	35,847	46,453
Bills receivable	547	540
Accounts receivable	26,525	29,512
Prepayments	1,768	1,296
Other receivables	53,603	64,620
Inventories	40,958	46,029
Other current assets	47,159	36,559
Total current assets	206,407	225,009
Non-current assets:
Available-for-sale financial assets	297	297
Long-term equity investments	220,554	219,230
Fixed assets	429,946	439,477
Construction in progress	66,348	72,763
Intangible assets	8,289	8,397
Long-term deferred expenses	1,861	2,154
Deferred tax assets	498	0
Other non-current assets	12,179	11,959
Total non-current assets	739,972	754,277
Total assets	946,379	979,286
Current liabilities:
Short-term loans	31,273	32,517
Bills payable	2,003	1,852
Accounts payable	79,163	85,182
Advances from customers	2,589	3,151
Employee benefits payable	1,155	290
Taxes payable	14,447	20,832
Other payables	68,210	86,427
Short-term debentures payable	30,000	30,000
Non-current liabilities due within one year	6,351	5,352
Total current liabilities	235,191	265,603
Non-current liabilities:
Long-term loans	52,545	54,526

The First Quarterly Report for 2016

Debentures payable	65,500	65,500
Provisions	29,418	28,968
Deferred tax liabilities	0	177
Other non-current liabilities	2,182	2,238
Total non-current liabilities	149,645	151,409
Total liabilities	384,836	417,012
Shareholders’ equity:
Share capital	121,071	121,071
Capital reserve	68,716	68,716
Other comprehensive income	694	(145)
Specific reserve	548	313
Surplus reserves	196,640	196,640
Retained earnings	173,874	175,679
Total shareholders’ equity	561,543	562,274
Total liabilities and shareholders’ equity	946,379	979,286

Wang Yupu	Li Chunguang	Wen Dongfen
Chairman (Legal representative)	President	Chief Financial Officer

The First Quarterly Report for 2016

Consolidated Income Statement
for the three-month periods ended 31 March 2016
Prepared by: China Petroleum & Chemical Corporation
Units: million     Currency: RMB     Type: unaudited
Items	Three-month periods ended 31 March 2016	Three-month periods ended 31 March 2015
I. Total operating income	413,790	478,241
II. Total operating costs	402,810	476,589
Including: Operating costs	313,289	385,281
Sales taxes and surcharges	55,099	58,830
Selling and distribution expenses	11,858	10,961
General and administrative expenses	18,539	16,846
Financial expenses	1,826	2,409
Exploration expenses, including dry holes	2,152	2,775
Impairment losses	47	(513)
Add: Loss from changes in fair value	(2)	(259)
Investment income	1,336	1,065
III. Operating profit	12,314	2,458
Add: Non-operating income	371	876
Less: Non-operating expenses	479	404
IV. Profit before taxation	12,206	2,930
Less: Income tax expense	3,181	950
V. Net profit	9,025	1,980
Attributable to:
Equity shareholders of the Company	6,185	1,685
Minority interests	2,840	295
VI. Total other comprehensive income	1,424	2,714
Items that may be reclassified subsequently to profit or loss (net of tax and after reclassification adjustments):
Cash flow hedges	954	2,674
Available-for-sale financial assets	1	0
Share of other comprehensive income/(loss) of associates and jointly controlled entities	22	(100)
Foreign currency translation differences	447	140
VII. Total comprehensive income	10,449	4,694
Attributable to:

The First Quarterly Report for 2016

Equity shareholders of the Company	10,463	4,826
Minority interests	(14)	(132)
VIII. Earnings per share:
(i) Basic earnings per share (RMB)	0.051	0.014
(ii) Diluted earnings per share (RMB)	0.051	0.014

Wang Yupu	Li Chunguang	Wen Dongfen
Chairman (Legal representative)	President	Chief Financial Officer

The First Quarterly Report for 2016

Income Statement
for the three-month periods ended 31 March 2016
Prepared by: China Petroleum & Chemical Corporation
Units: million     Currency: RMB     Type: unaudited
Items	Three-month periods ended 31 March 2016	Three-month periods ended 31 March 2015
I. Operating income	168,063	215,140
Less: Operating costs	117,829	164,590
Sales taxes and surcharges	39,828	41,923
Selling and distribution expenses	731	607
General and administrative expenses	10,202	9,426
Financial expenses	1,210	2,566
Exploration expenses, including dry holes	2,152	2,765
Impairment losses	20	101
Add: Loss from changes in fair value	0	(259)
Investment income	1,637	1,735
II. Operating profit	(2,272)	(5,362)
Add: Non-operating income	174	527
Less: Non-operating expenses	264	221
III. Profit before taxation	(2,362)	(5,056)
Less: Income tax expense	(557)	(1,557)
IV. Net profit	(1,805)	(3,499)
V. Total other comprehensive income	839	(434)
Items that may be reclassified subsequently to profit or loss (net of tax and after reclassification adjustments):
Cash flow hedges	847	(417)
Share of other comprehensive loss of associates and jointly controlled entities	(8)	(17)
VI. Total comprehensive income	(966)	(3,933)

Wang Yupu	Li Chunguang	Wen Dongfen
Chairman (Legal representative)	President	Chief Financial Officer

The First Quarterly Report for 2016

Consolidated Cash Flow Statement
for the three-month periods ended 31 March 2016
Prepared by: China Petroleum & Chemical Corporation
Units: million     Currency: RMB     Type: unaudited
Items	Three-month periods ended 31 March 2016	Three-month periods ended 31 March 2015
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	493,549	550,150
Refund of taxes and levies	403	220
Other cash received relating to operating activities	17,858	30,228
Sub-total of cash inflows	511,810	580,598
Cash paid for goods and services	(355,115)	(444,929)
Cash paid to and for employees	(13,296)	(12,612)
Payments of taxes and levies	(84,447)	(78,133)
Other cash paid relating to operating activities	(24,604)	(38,242)
Sub-total of cash outflows	(477,462)	(573,916)
Net cash flow from operating activities	34,348	6,682
II. Cash flows from investing activities:
Cash received from disposal of investments	3,120	388
Cash received from returns on investments	360	274
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	63	57
Other cash received relating to investing activities	487	929
Net cash received from the disposal of subsidiaries and other business entities	2,027	0
Sub-total of cash inflows	6,057	1,648
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(18,961)	(33,417)
Cash paid for acquisition of investments	(11,934)	(2,822)
Other cash paid relating to investing activities	(5)	(2,064)
Sub-total of cash outflows	(30,900)	(38,303)

The First Quarterly Report for 2016

Net cash flow from investing activities	(24,843)	(36,655)
III. Cash flows from financing activities:
Cash received from capital contributions	72	105,089
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	2	105,089
Cash received from borrowings	147,150	326,634
Sub-total of cash inflows	147,222	431,723
Cash repayments of borrowings	(157,930)	(337,583)
Cash paid for dividends, profits distribution or interest	(3,379)	(1,144)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(2,253)	(134)
Sub-total of cash outflows	(161,309)	(338,727)
Net cash flow from financing activities	(14,087)	92,996
IV. Effects of changes in foreign exchange rate	(88)	(271)
V. Net (decrease)/increase in cash and cash equivalents	(4,670)	62,752
Add: Cash and cash equivalents at 1 January	67,824	9,355
VI. Cash and cash equivalents at 31 March	63,154	72,107

Wang Yupu	Li Chunguang	Wen Dongfen
Chairman (Legal representative)	President	Chief Financial Officer

The First Quarterly Report for 2016

Cash Flow Statement
for the three-month periods ended 31 March 2016
Prepared by: China Petroleum & Chemical Corporation
Units: million     Currency: RMB     Type: unaudited
Items	Three-month periods ended 31 March 2016	Three-month periods ended 31 March 2015
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	200,810	243,634
Refund of taxes and levies	281	88
Other cash received relating to operating activities	6,597	25,269
Sub-total of cash inflows	207,688	268,991
Cash paid for goods and services	(120,444)	(181,025)
Cash paid to and for employees	(7,913)	(8,044)
Payments of taxes and levies	(53,848)	(46,063)
Other cash paid relating to operating activities	(18,126)	(14,413)
Sub-total of cash outflows	(200,331)	(249,545)
Net cash flow from operating activities	7,357	19,446
II. Cash flows from investing activities:
Cash received from disposal of investments	1,704	77,824
Cash received from returns on investments	6,243	957
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	507	1,675
Net cash received from the disposal of subsidiaries and other business entities	2,027	0
Other cash received relating to investing activities	219	143
Sub-total of cash inflows	10,700	80,599
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(11,065)	(20,959)
Cash paid for acquisition of investments	(14,899)	(10,301)
Sub-total of cash outflows	(25,964)	(31,260)
Net cash flow from investing activities	(15,264)	49,339
III. Cash flows from financing activities:
Cash received from borrowings	64,441	65,385
Sub-total of cash inflows	64,441	65,385

The First Quarterly Report for 2016

Cash repayments of borrowings	(66,683)	(104,649)
Cash paid for dividends or interest	(457)	(1,420)
Sub-total of cash outflows	(67,140)	(106,069)
Net cash flow from financing activities	(2,699)	(40,684)
IV. Net (decrease)/increase in cash and cash equivalents	(10,606)	28,101
Add:Cash and cash equivalents at 1 January	46,453	1,804
V. Cash and cash equivalents at 31 March	35,847	29,905

Wang Yupu	Li Chunguang	Wen Dongfen
Chairman (Legal representative)	President	Chief Financial Officer

The First Quarterly Report for 2016

Segment Reporting
for the three-month periods ended 31 March 2016
Prepared by: China Petroleum & Chemical Corporation
Units: million     Currency: RMB     Type: unaudited
Items	Three-month periods ended 31 March 2016	Three-month periods ended 31 March 2015
Income from principal operations
Exploration and production
External sales	11,542	13,839
Inter-segment sales	10,413	18,220
Subtotal	21,955	32,059
Refining
External sales	22,592	29,835
Inter-segment sales	164,400	200,506
Subtotal	186,992	230,341
Marketing and distribution
External sales	237,058	268,841
Inter-segment sales	708	836
Subtotal	237,766	269,677
Chemicals
External sales	57,988	63,340
Inter-segment sales	8,612	9,864
Subtotal	66,600	73,204
Corporate and others
External sales	74,389	93,489
Inter-segment sales	59,029	79,913
Subtotal	133,418	173,402
Elimination of inter-segment sales	(243,162)	(309,339)
Consolidated income from principal operations	403,569	469,344
Income from other operations
Exploration and production	1,409	1,594
Refining	1,016	1,033
Marketing and distribution	4,745	4,097
Chemicals	2,704	1,900
Corporate and others	347	273
Consolidated income from other operations	10,221	8,897
Consolidated operating income	413,790	478,241

The First Quarterly Report for 2016

Operating profit/(loss)
By segment
Exploration and production	(12,458)	(1,285)
Refining	13,115	(4,080)
Marketing and distribution	7,653	5,137
Chemicals	4,514	2,963
Corporate and others	1,152	344
Elimination	(1,170)	982
Total segment operating profit	12,806	4,061
Investment income/(loss)
Exploration and production	(397)	(273)
Refining	271	33
Marketing and distribution	232	148
Chemicals	1,076	571
Corporate and others	154	586
Total segment investment income	1,336	1,065
Financial expenses	(1,826)	(2,409)
Loss from changes in fair value	(2)	(259)
Operating profit	12,314	2,458
Add: Non-operating income	371	876
Less: Non-operating expenses	479	404
Profit before taxation	12,206	2,930

The First Quarterly Report for 2016

4.2	Quarterly financial statements prepared under International Financial Reporting Standards (IFRS)

Consolidated Income Statement
for the three-month periods ended 31 March 2016
Prepared by: China Petroleum & Chemical Corporation
Units: million     Currency: RMB     Type: unaudited
Items	Three-month periods ended 31 March 2016	Three-month periods ended 31 March 2015
Turnover and other operating revenues
Turnover	403,569	469,344
Other operating revenues	10,221	8,897
Subtotal	413,790	478,241
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(287,625)	(358,898)
Selling, general and administrative expenses	(16,368)	(15,550)
Depreciation, depletion and amortization	(25,284)	(23,753)
Exploration expenses, including dry holes	(2,152)	(2,775)
Personnel expenses	(13,885)	(13,684)
Taxes other than income tax	(55,099)	(58,830)
Other operating (expense)/income, net	(320)	402
Total operating expenses	(400,733)	(473,088)
Operating profit	13,057	5,153
Finance costs
Interest expense	(2,509)	(2,379)
Interest income	667	421
Loss on embedded derivative component of the convertible bonds	0	(259)
Foreign currency exchange income/(loss), net	16	(451)
Net finance costs	(1,826)	(2,668)
Investment income	35	12
Share of profits less losses from associates and joint ventures	1,476	1,053
Profit before taxation	12,742	3,550
Tax expense	(3,181)	(950)
Profit for the period	9,561	2,600

The First Quarterly Report for 2016

Attributable to：
Owners of the Company	6,663	2,172
Non-controlling interests	2,898	428
Profit for the period	9,561	2,600
Earnings per share
Basic earnings per share (RMB)	0.055	0.018
Diluted earnings per share (RMB)	0.055	0.018

The First Quarterly Report for 2016

Consolidated Statement of Comprehensive Income
for the three-month periods ended 31 March 2016
Prepared by: China Petroleum & Chemical Corporation
Units: million     Currency: RMB     Type: unaudited
Items	Three-month periods ended 31 March 2016	Three-month periods ended 31 March 2015
Profit for the period	9,561	2,600
Total other comprehensive income	1,424	2,714
Items that may be reclassified subsequently to profit or loss (net of tax and after reclassification adjustments):
Cash flow hedges	954	2,674
Available-for-sale securities	1	0
Foreign currency translation differences	447	140
Share of other comprehensive income/(loss) of associates and joint ventures	22	(100)
Total comprehensive income	10,985	5,314
Attributable to:
Owners of the Company	10,941	5,313
Non-controlling interests	44	1

The First Quarterly Report for 2016

Consolidated Balance Sheet
as at 31 March 2016
Prepared by: China Petroleum & Chemical Corporation
Units: million     Currency: RMB     Type: unaudited
Items	At 31 March 2016	At 31 December 2015
Non-current assets:
Property, plant and equipment, net	717,052	732,577
Construction in progress	145,745	152,276
Goodwill	6,300	6,271
Interest in associates	40,186	39,652
Interest in joint ventures	45,070	43,318
Available-for-sale financial assets	10,281	10,326
Deferred tax assets	7,687	7,469
Lease prepayments	51,539	51,044
Long-term prepayments and other non-current assets	66,279	67,791
Total non-current assets	1,090,139	1,110,724
Current assets:
Cash and cash equivalents	63,154	67,824
Time deposits with financial institutions	735	733
Trade accounts receivable	39,959	56,126
Bills receivable	12,085	10,949
Inventories	138,540	145,498
Prepaid expenses and other current assets	53,076	51,275
Total current assets	307,549	332,405
Current liabilities:
Short-term debts	74,845	71,517
Loans from Sinopec Group Company and fellow subsidiaries	32,324	43,929
Trade accounts payable	117,975	130,446
Bills payable	4,570	3,566
Accrued expenses and other payables	178,808	212,136
Income tax payable	120	1,048
Total current liabilities	408,642	462,642
Net current liabilities	101,093	130,237
Total assets less current liabilities	989,046	980,487
Non-current liabilities:
Long-term debts	93,428	95,446

The First Quarterly Report for 2016

Loans from Sinopec Group Company and fellow subsidiaries	44,240	44,300
Deferred tax liabilities	7,962	8,259
Provisions	33,646	33,186
Other long-term liabilities	14,652	15,077
Total non-current liabilities	193,928	196,268
Total net assets	795,118	784,219
Equity:
Share capital	121,071	121,071
Reserves	563,901	552,958
Total equity attributable to owners of the Company	684,972	674,029
Non-controlling interests	110,146	110,190
Total equity	795,118	784,219

The First Quarterly Report for 2016

Consolidated Statement of Cash Flows
for the three-month periods ended 31 March 2016
Prepared by: China Petroleum & Chemical Corporation
Units: million     Currency: RMB     Type: unaudited
Items	Three-month periods ended 31 March 2016	Three-month periods ended 31 March 2015
Net cash generated from operating activities(a)	34,348	6,682
Investing activities
Capital expenditure	(17,482)	(31,772)
Exploratory wells expenditure	(1,479)	(1,645)
Purchase of investments, investments in associates and investments in joint ventures	(11,934)	(2,822)
Proceeds from disposal of investments and investments in associates, net	5,147	41
Proceeds from disposal of property, plant, equipment and other non-current assets	63	57
Increase in time deposits with maturities over three months	(2)	(1,094)
Interest received	484	306
Investment and dividend income received	360	274
Net cash used in investing activities	(24,843)	(36,655)
Financing activities
Proceeds from bank and other loans	147,150	326,634
Repayments of bank and other loans	(157,930)	(337,583)
Distributions by subsidiaries to non-controlling interests	(2,253)	(134)
Contributions to subsidiaries from non-controlling interests	72	105,089
Interest paid	(1,126)	(1,010)
Net cash (used in)/generated from financing activities	(14,087)	92,996
Net (decrease)/increase in cash and cash equivalents	(4,582)	63,023
Cash and cash equivalents at 1 January	67,824	9,355
Effect of foreign currency exchange rate changes	(88)	(271)
Cash and cash equivalents at 31 March	63,154	72,107

The First Quarterly Report for 2016

Note to consolidated statement of Cash Flows

(a) Reconciliation of profit before taxation to net cash generated from operating activities
Items	Three-month periods ended 31 March 2016	Three-month periods ended 31 March 2015
Operating activities
Profit before taxation	12,742	3,550
Adjustments for:
Depreciation, depletion and amortisation	25,284	23,753
Dry hole costs written off	1,636	1,889
Share of profits from associates and joint ventures	(1,476)	(1,053)
Investment income	(35)	(12)
Interest income	(667)	(421)
Interest expense	2,509	2,379
Loss on foreign currency exchange rate changes and derivative financial instruments	118	539
Loss on disposal of property, plant, equipment and other non-current assets, net	5	23
Impairment losses /(reversal) on assets	47	(513)
Loss on embedded derivative component of the convertible bonds	0	259
Operating profit before change of operating capital	40,163	30,393
Accounts receivable and other current assets	16,637	30,550
Decrease of inventories	6,937	28,508
Accounts payable and other current liabilities	(24,748)	(79,856)
Subtotal	38,989	9,595
Income tax paid	(4,641)	(2,913)
Net cash generated from operating activities	34,348	6,682

The First Quarterly Report for 2016

Segment Reporting
for the three-month periods ended 31 March 2016
Prepared by: China Petroleum & Chemical Corporation
Units: million     Currency: RMB     Type: unaudited
Information of the Group’s reportable segments is as follows:
Items	Three-month periods ended 31 March 2016	Three-month periods ended 31 March 2015
Turnover
Exploration and production
External sales	11,542	13,839
Inter-segment sales	10,413	18,220
Subtotal	21,955	32,059
Refining
External sales	22,592	29,835
Inter-segment sales	164,400	200,506
Subtotal	186,992	230,341
Marketing and distribution
External sales	237,058	268,841
Inter-segment sales	708	836
Subtotal	237,766	269,677
Chemicals
External sales	57,988	63,340
Inter-segment sales	8,612	9,864
Subtotal	66,600	73,204
Corporate and others
External sales	74,389	93,489
Inter-segment sales	59,029	79,913
Subtotal	133,418	173,402
Elimination of inter-segment sales	(243,162)	(309,339)
Turnover	403,569	469,344
Other operating revenues
Exploration and production	1,409	1,594
Refining	1,016	1,033
Marketing and distribution	4,745	4,097
Chemicals	2,704	1,900
Corporate and others	347	273
Other operating revenues	10,221	8,897
Turnover and other operating revenues	413,790	478,241

The First Quarterly Report for 2016

Result
Operating profit/(loss)
By segment
Exploration and production	(12,526)	(1,232)
Refining	13,443	(3,355)
Marketing and distribution	7,690	5,281
Chemicals	4,581	3,069
Corporate and others	1,039	408
Elimination	(1,170)	982
Total segment operating profit	13,057	5,153
Share of profits / (losses) from associates and joint ventures
Exploration and production	(406)	(270)
Refining	275	33
Marketing and distribution	219	136
Chemicals	1,072	571
Corporate and others	316	583
Aggregate share of profits from associates and joint ventures	1,476	1,053
Investment income
Exploration and production	9	(3)
Refining	(4)	0
Marketing and distribution	13	12
Chemicals	4	0
Corporate and others	13	3
Aggregate investment income	35	12
Net finance costs	(1,826)	(2,668)
Profit before taxation	12,742	3,550

The First Quarterly Report for 2016

4.3	Differences between Consolidated Financial Statements prepared in accordance with the accounting policies complying with ASBE and IFRS (unaudited)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i) Government Grants

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognized as deferred income and are transferred to the income statement over the useful life of these assets.

(ii) Safety Production Fund

Under ASBE, safety production fund should be recognized in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

Prepared by: China Petroleum & Chemical Corporation
Units: million     Currency: RMB     Type: unaudited
Items	Three-month periods ended 31 March 2016	Three-month periods ended 31 March 2015
Net profit under ASBE	9,025	1,980
Adjustments:
Government grants (i)	30	27
Safety production fund (ii)	506	593
Profit for the period under IFRS	9,561	2,600

The First Quarterly Report for 2016

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

Items	At 31 March 2016	At 31 December 2015
Shareholders’ equity under ASBE	796,505	785,623
Adjustments:
Government grants(i)	(1,387)	(1,404)
Safety production fund (ii)	0	0
Total equity under IFRS	795,118	784,219

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: April 29, 2016